

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 11, 2010

Mr. Alvaro Vollmers
President
Oreon Rental Corporation
3102 Maple Avenue, Suite 400
Dallas, TX 75201

RE: **Form 8-K Item 4.01 filed February 1, 2010**
       Form 8-K/A Item 4.01 filed February 11, 2010
       File #333-156077

Dear Mr. Vollmers:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

       Sincerely,

       Jeffrey Gordon
       Staff Accountant